September 18, 2009

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Esq., Examiner
           Barbara Jacobs, Assistant Director

RE:  mBeach Software, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed June 9, 2009
     File No. 333-159853

Mr. Houseal & Ms. Jacobs:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to mBeach Software, Inc. (the "Company") dated August 10th, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

SEC LETTER DATED AUGUST 10TH, 2009

AMENDMENT NO. 2 TO FORM S-1
---------------------------

STAFF COMMENT 1:

In response to our prior comment 1 you have revised your document to state that the costs and timing of developing your product and entering into certain markets are unknown. In your liquidity and capital resources discussion, however, you state that you anticipate needing a minimum of $125,000 in order to implement your business plan in a meaningful way over the next year. Please tell us how you came to the conclusion that you will require a minimum of $125,000 to execute your business plan.

RESPONSE:

We need to complete our business plan, complete the prototype plans, and identify the necessary resources to implement our plan over the next twelve months. We expect this to take three part time resources costing approximately $80,000 to complete this work. In addition, we expect the balance of $45,000 for general working capital purposes. Therefore, we have updated the registration statement to reflect these actions.

STAFF COMMENT 2:

We refer to our prior comment number 2 and note that your document continues to use the term "best efforts" to describe your offering. As an example, we note the second sentence of the risk factor described by the subcaption "There is no minimum offering requirement..." on page 15. Please revise your document throughout as necessary.

RESPONSE:

We concur with the staff and have updated the registration statement to remove the "best efforts" references as well as clarified the references to "no minimum offering."

STAFF COMMENT 3:

Please see our prior comment 7. You have revised your document to include an unrelated risk factor under this subcaption. Please revise. See Item 503(c) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the risk factor.

STAFF COMMENT 4:

As a related matter, we note that in response to our prior comment 7 you have revised your document to include a discussion of the risk factor described by the subcaption "If we cannot establish and maintain qualifications as a supplier to commercial customers..." on page 17. Please revise to include a brief discussion describing the qualifications, the steps necessary to establish and maintain those qualifications and the likelihood that you will be able to establish and maintain those qualifications.

RESPONSE:

We concur with the staff and have added language to address establishing and maintaining the qualifications necessary for commercial customers.

STAFF COMMENT 5:

We note your response to our prior comment 14. Please revise so that your summary compensation table is in the form required by Item 402(n) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the executive compensation table to comply with Item 402(n) of Regulation S-K.

STAFF COMMENT 6:

Please see prior comment prior comment 19. We note your revised subscription agreement and response. Please confirm that this agreement is to be used in this public offering as the subscription agreement filed in your initial S-1 registration statement related to a private offering. Further, while your response indicates that all investors will be accredited, we cannot locate any disclosure of this in the prospectus or in the subscription agreement. Finally, please disclose on the prospectus cover page and elsewhere as appropriate that securities must be purchased in 500 share increments.

RESPONSE:

The subscription agreement filed in the initial S-1 registration statement will be used in this offering. Previously, we mentioned in our response letter to the SEC that all investors will be accredited. Although we would prefer this, we are not requiring each investor to be accredited. Therefore, no change was made to the registration statement. Finally, we concur with the staff about the requirement of investors purchasing in $500 increments and have made the corresponding changes to the prospectus.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.358.6954.

Sincerely,


/s/ William Gaffney
-------------------
William Gaffney
Chief Executive Officer


Enclosure